Exhibit (a)(1)(H)

CyberOptics Corporation Commences $15 million Dutch Tender Offer for Its Common Stock

Minneapolis, Minnesota, June 30, 2008 — CyberOptics Corporation. (Nasdaq: CYBE) announced today that it has commenced its previously announced modified Dutch auction tender offer and will purchase up to 1,714,285 shares of its common stock, or up to 20.9% of its outstanding shares, at a price range of $8.75 to $10.75 per share. The offer will expire at 5:00 p.m. Eastern Time on Tuesday, July 29, 2008, unless extended by CyberOptics. On June 27, 2008, the last trading day before commencement of the tender offer, the reported closing price of the shares on Nasdaq was $10.07.

The modified “Dutch auction” tender offer allows shareholders to indicate how many of their shares and at what price within the $8.75 to $10.75 range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, CyberOptics will determine the lowest price per share within the range that will enable it to purchase up to $15 million worth of shares, or a lower amount depending on the number of shares properly tendered. All shares accepted in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer.

Although the Board of Directors of CyberOptics has approved the tender offer, neither the Board nor its management is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making a decision to tender their shares and, if so, how many shares to tender and at what price or prices to tender them.

CyberOptics is filing a Schedule TO today with the SEC, which includes the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer. These materials are available through the SEC’s internet address at http://www.sec.gov without charge.

Laurel Hill Advisory Group, LLC will serve as information agent and Wells Fargo Shareowner Services will serve as the depositary for the tender offer.  Questions relating to the tender offer should be directed to Laurel Hill at (888) 742-1305 (toll-free) or by banks and brokers to (917) 338-3181 (call collect).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of CyberOptics common stock. The solicitation of offers to buy shares of CyberOptics common stock will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related documents being mailed to shareholders today.

About CyberOptics

Founded in 1984, CyberOptics Corporation is a leading provider of sensors and inspection systems that provide process yield and through-put improvement solutions for the global electronic assembly and semiconductor capital equipment markets. Our products are deployed on production lines that manufacture surface mount technology circuit boards and semiconductor process equipment. By increasing productivity and product quality, our sensors and inspection systems enable electronics manufacturers to strengthen their competitive positions in highly price-sensitive markets. Headquartered in Minneapolis, Minnesota, we conduct worldwide operations through facilities in North America, Asia and Europe.